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                                                           OMB APPROVAL
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

     Ferenbach, Carl (1)
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   (Last)               (First)                 (Middle)
     c/o Berkshire Partners, LLC
     One Boston Place
     Suite 3300
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                                    (Street)

    Boston, Massachusetts   02108
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

     Crown Castle International Corp. (TWRS)

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

     August 2000
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


 ==============================================================================
7. Individual or Joint/Group Filing (Check Applicable Line)
   [ X ]   Form filed by One Reporting Person
   [   ]   Form filed by More than One Reporting Person

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock,
par value $.01 per share              8/22/00        J(2)            3,655,870   D      N/A
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Common Stock,
par value $.01 per share              8/22/00        J(3)               48,900   D      N/A
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Common Stock,
par value $.01 per share              8/22/00        S                  26,500   D      $37.27
---------------------------------------------------------------------------------------------------------------------------------
Common Stock,
par value $.01 per share              8/22/00        S                 103,300   D      $36.56
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Common Stock,
par value $.01 per share              8/23/00        S                  73,500   D      $36.32
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Common Stock,
par value $.01 per share              8/24/00        S                  34,800   D      $36.50
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Common Stock,
par value $.01 per share              8/25/00        S                  96,776   D      $36.61

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Common Stock,
par value $.01 per share              8/30/00        S                   7,860   D      $36.00

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Common Stock,
par value $.01 per share              8/30/00        S                  84,900   D      $35.42

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                                                                                                 1,060,625      I         (1)
------------------------------------------------------------------------------------------------------------------------------------





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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Warrants            $7.50
                    per                                      10/31/97 10/31/07 Common    70,000           70,000    I    (1)
                    share    N/A
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Options
Right to Buy        $13.50   N/A                             08/21/98 07/01/08 Common    25,000           25,000    D
------------------------------------------------------------------------------------------------------------------------------------
Options
Right to Buy        $20.94   N/A                             01/14/99 01/14/09 Common     5,000            5,000    D

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Options
Right to Buy        $33.50   N/A                             02/02/00 02/02/10 Common     5,000            5,000    D

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Options
Right to Buy        $24.81   N/A                             05/25/00 05/25/10 Common    10,000           10,000    D
------------------------------------------------------------------------------------------------------------------------------------


====================================================================================================================================


Explanation of Responses:
(1) Mr. Ferenbach is a Managing Director of Berkshire Investors LLC;a Managing Director of Third Berkshire Managers, the general partner of Third Berkshire Associates, general partner of Berkshire Fund III, L.P.; and a Managing Director of Fourth Berkshire Associates, the general partner of Berkshire Fund IV, L.P. Mr. Ferenbach disclaims beneficial ownership of the securities of the Issuer owned by Berkshire Fund III, L.P., Berkshire Fund IV, L.P., Berkshire Investors LLC, Third Berkshire Associates and Fourth Berkshire Associates, except to the extent of his interest therein.
(2)  Distribution to Partners.
(3)  Distributions to members.
(4)  Gifts to Charity






    /s/Carl Ferenbach                                          9/8/2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
       Managing Partner of
       Grelock Equity GP Limited Partnership
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.